CUSIP No. 302932 10 8

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (AMENDMENT NO. 2)1

                              FNB Bancshares, Inc.
                     --------------------------------------
                                (Name of Issuer)

                                  Common Stock
                        -------------------------------
                         (Title of Class of Securities)

                                   302932 10 8
                              --------------------
                                 (CUSIP Number)

                       V. Stephen Moss, President and CEO
                            217 North Granard Street
                                Gaffney, SC 29341
                            Telephone: (864) 488-2265

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 12, 2001
             (Date of Event which Requires Filing of this Statement)


--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

-------- -----------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Harold D. Pennington, Sr.
-------- -----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                     (b) |_|

-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       5     SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON          35,000
          WITH
-------------------------- ----- -----------------------------------------------
                           6     SHARED VOTING POWER


-------------------------- ----- -----------------------------------------------
                           7     SOLE DISPOSITIVE POWER

                                 35,000
-------------------------- ----- -----------------------------------------------
                           8     SHARED DISPOSITIVE POWER


-------------------------- ----- -----------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         35,000
-------- -----------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|


-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.64%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN

-------- -----------------------------------------------------------------------

CUSIP No. 302932 10 8

Item 1(a). Name of Issuer

         The name of the issuer is FNB Bancshares, Inc.


Item 1(b). Address of Issuer's Principal Executive Offices

         The principal executive offices of the issuer are located at 217 North Granard Street, Gaffney, South Carolina 29341


Item 2(a). Name of Persons Filing

         This statement is being filed by Harold D. Pennington, Sr.

Item 2(b). Address of Principal Business Office or, if none, Residence

         217 North Granard Street, Gaffney, South Carolina 29341


Item 2(c). Citizenship

         Harold D. Pennington, Sr. - United States of America

Item 2(d). Title of Class of Securities

         This statement relates to Common Stock.

Item 2(e). CUSIP Number

         The CUSIP Number for FNB Bancshares, Inc. is 302932 10 8

Item 3. This statement is not being filed pursuant to Rules 13 d-1(b) or 13 d-2 (b)

CUSIP No. 302932 10 8


Item 4.    Ownership

(a)      Amount Beneficially Owned:
                  Harold D. Pennington, Sr. 35,000

(b)      Percent of Class:
                  Harold D. Pennington, Sr. 5.64%

(c)      Number of shares as to which the person has:


                  (i) sole power to vote or to direct the vote

                       Harold D. Pennington, Sr. 35,000

                  (ii) shared power to vote or to direct the vote

                       Harold D. Pennington, Sr. 0

                  (iii) sole power to dispose or to direct the disposition of

                        Harold D. Pennington, Sr. 35,000

                  (iv) shared power to dispose or to direct the disposition of

                       Harold D. Pennington, Sr. 0

Item 5.    Ownership of Five Percent or Less of a Class

           Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           Not Applicable.

Item 8.    Identification and Classification of Members of the Group

           Not Applicable.

Item 9.    Notice of Dissolution of Group

           Not Applicable.

CUSIP No. 302932 10 8


Item 10. Certifications.

                  Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 27, 2001




                                       /s/ Harold D. Pennington, Sr.
                                       -----------------------------------------
                                       Harold D. Pennington, Sr.